FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 01, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Court sanction of Scheme of Arrangement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

1 September 2016

Court sanction of Scheme of Arrangement

ARM Holdings plc (“ARM”) announces that the High Court of Justice in England and Wales has today sanctioned the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which the recommended cash offer made by SoftBank Group Corp. for the entire issued and to be issued share capital of ARM (the “Acquisition”) is being implemented.

It is anticipated that the Effective Date will be 5 September 2016, which is when the Court Order is expected to be delivered to the Registrar of Companies. There has been no change to the expected timetable of principal events for the Acquisition set out on pages 13 and 14 of the scheme document published on 3 August 2016 in relation to the Acquisition (the “Scheme Document”).

Trading in ARM Shares on the London Stock Exchange’s main market for listed securities and the listing of ARM Shares on the premium listing segment of the Official List of the UK Listing Authority will each be suspended with effect from 6.00 p.m. (London time) tomorrow, 2 September 2016. Trading in ARM ADSs on NASDAQ will be suspended from 4.00 p.m. (New York time) tomorrow, 2 September 2016. The de-listing of ARM Shares from the premium listing segment of the Official List of the UK Listing Authority and the cancellation of the admission to trading of ARM Shares on the London Stock Exchange’s main market for listed securities have been applied for and, subject to the Scheme becoming effective, are expected to take effect at 8.00 a.m. (London time) on 6 September 2016. The cancellation of the listing of ARM ADSs on NASDAQ has been or will be applied for and, subject to the Scheme becoming effective, is expected to take effect on 12 September 2016. In addition, there has been made or will be made an application to terminate ARM’s registration with the SEC.

Full details of the Acquisition are set out in the Scheme Document. Capitalised terms used but not otherwise defined in this announcement (the “Announcement”) have the meanings given to them in the Scheme Document.

In accordance with Rule 26.1 of the City Code on Takeovers and Mergers, a copy of this Announcement will be available on the website of ARM at www.arm.com by no later than
12.00 p.m. (London time) on the Business Day following this Announcement.

Enquiries:

ARM Holdings plc	+44 (0) 12 2340 0400
Chris Kennedy, Chief Financial Officer
Ian Thornton, Head of Investor Relations

Goldman Sachs International (Lead Financial Adviser to ARM)	+44 (0) 20 7774 1000
Anthony Gutman
Tammy Kiely
Nicholas van den Arend
Nick Harper

Lazard & Co., Limited (Lead Financial Adviser to ARM)	+44 (0) 20 7187 2000
William Rucker
Cyrus Kapadia
Michael Murray

UBS Limited (Financial Adviser and Joint Corporate Broker to ARM)	+44 (0) 20 7568 0000
Jonathan Rowley
David Roberts
Sandip Dhillon

Barclays (Joint Corporate Broker to ARM)	+44 (0) 20 7623 2323
Phil Shelley

Brunswick (PR Adviser to ARM)	+44 (0) 20 7404 5959
Sarah West
Jonathan Glass
Richard Jacques

Important notices

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be implemented solely pursuant to the terms of the Scheme Document, which contains the full terms and conditions of the Acquisition. Any decision in respect of, or other response to, the Acquisition should be made only on the basis of the information contained in the Scheme Document. Each ARM Shareholder and ARM ADS Holder is urged to consult his independent professional adviser immediately regarding the consequences of the Acquisition applicable to him.

This Announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in or into or from jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this Announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

Further details in relation to Overseas Shareholders are contained in the Scheme Document.

Additional information for US investors

The Acquisition relates to the shares of an English company that is a "foreign private issuer" as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is being effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor the tender offer rules under the US Securities Exchange Act of 1934, as amended, apply to the Acquisition. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable to the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Announcement. Any representation to the contrary is a criminal offence in the United States. Financial information relating to ARM included in the Scheme Document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Acquisition by a US beneficial owner of ARM Shares or ARM ADSs as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

ARM Shareholders and ARM ADS Holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

Forward looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by SoftBank and ARM contain statements which are, or may be deemed to be, “forward looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the SoftBank Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements contained in this Announcement relate to the SoftBank Group’s or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “is expected to”, “is subject to”, “budget”, “scheduled”, “forecasts”, “intends”, “may”, “will” or “should” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither SoftBank nor ARM, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward looking statements speak only at the date of this Announcement. SoftBank and ARM expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No profit forecast or estimates

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement and no statement in this Announcement should be interpreted to mean that earnings per ARM Share or SoftBank share for the current or future financial years would necessarily match or exceed the respective historical published earnings per ARM Share or SoftBank share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

Disclosure Requirements of the City Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the Announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of; (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the Announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website

A copy of this Announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on SoftBank’s website at http://softbank.jp/corp/d/sbg_press_en/ and ARM’s website at www.arm.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this Announcement.

ARM Shareholders and ARM ADS Holders may request a hard copy of this Announcement by contacting Equiniti at Aspect House, Spencer Road, Lancing BN99 6DA, or between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 or +44 121 415 0978. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Acquisition. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.